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                                 [NEWS RELEASE]


                  CONTACT:

                  George Adams                             Tom Waldrop

                  Phoenix                                  Intel Corporation
                                                           Technologies Ltd.

                  408-452-6855                             408-765-8478

                  FOR IMMEDIATE RELEASE:

                  PHOENIX TECHNOLOGIES AND INTEL CORPORATION FORM LONG-TERM ALLIANCE TO INTEGRATE PHOENIX SYSTEM SOFTWARE
                                      INTO

                      INTEL DESKTOP AND SERVER MOTHERBOARDS

   TECHNOLOGY ALLIANCE VALUED IN EXCESS OF $20 MILLION. INTEL WILL ALSO INVEST
                                  $10.9 MILLION

                  FOR MINORITY INTEREST IN PHOENIX TECHNOLOGIES

                  SANTA CLARA, CA (DECEMBER 18, 1995) -- Phoenix Technologies Ltd.(NASDAQ: PTEC), today announced that Phoenix and Intel have signed a long-term technology licensing agreement. Under the terms of the seven-year agreement, Phoenix will license to Intel several of Phoenix's key products, and Intel and Phoenix together will work

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closely to develop new product features and technologies to enhance the performance, functionality and ease-of-use of desktop and server systems.

                  In addition to the technology agreement, Intel will also invest approximately $10.9 million to acquire Phoenix Technologies' common stock and a warrant to buy additional stock of the Company. Under the terms of the equity agreement, Intel will purchase 894,971 newly issued, unregistered shares at a per share price of $11.71, representing 6% of Phoenix's post transaction shares. The warrant will cover 1,073,965 shares which vests with an escalating exercise price over four years.

                  Phoenix's and Intel's engineering groups are now developing the detailed implementation plan for Intel to transition to Phoenix's system software during 1996. Phoenix and Intel expect to complete this plan on schedule and have integration underway by February 15, 1996, though agreement on the final plan is not guaranteed. If the plan is not jointly approved by that date, Intel may terminate the technology agreement and elect not to purchase the equity securities.

                  "We welcome this opportunity to work with a leader like Phoenix to help increase the pace of developing and delivering exciting new technologies for the computer industry," said Les Vadasz, senior vice president of business development at Intel.

                  "This agreement marks a major new stage in the relationship between Intel and Phoenix," said Tim Bajarin, president of Creative Strategies. "By working together more closely, they can now develop more new features that can move the PC architecture forward even more rapidly."

                  Under the new technology agreement, Intel has licensed Phoenix's fourth generation PhoenixBIOS(TM) 4.0, System Essentials(TM) 1.0 Windows-based system resource and DMI viewer, PhoenixMISER(TM)/DT power management software, MultiKey(TM) keyboard controller firmware, and PhoenixVIEW(TM) video BIOS software for use on its desktop and server

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motherboards. During the term of the agreement, Intel has the right to supply these products to its customers on its desktop and server motherboards. Intel is expected to pay Phoenix fees and royalties of at least $20 million, though the revenue under the agreement could be significantly higher depending on shipment volumes over the term of the agreement.

                  "We already work very closely with Phoenix," said John Miner, vice president and general manager, OEM software products at Intel. "This new alliance will ensure that current and future technology development will be implemented with the highest levels of collaboration and teamwork, in order to provide the industry with the newest Intel technology in the fastest manner possible."

                  As part of this alliance, Phoenix also announced plans to open a new system software development site, to be located adjacent to Intel's OEM motherboard product development facilities in Hillsboro, Oregon. The new facility will begin operation in January and will consist largely of engineering and program management professionals. Phoenix plans to place approximately 20 people into that facility during 1996.

                  "This agreement represents a significant milestone in our relationship with Intel," said Jack Kay, president and chief executive officer of Phoenix. "Phoenix has worked with Intel to develop and implement many of today's advanced technologies. We are very excited about this agreement, and we believe it will accelerate the delivery of exciting new products to expanding worldwide markets."

                  Under the equity agreement, certain Intel rights and limitations are linked to the continuation of the technology agreement and to ownership of a specified number of Phoenix Technologies shares. The rights include limited rights in the event of any proposed acquisition of Phoenix, and the ability to maintain its percentage ownership of Phoenix. Intel has agreed that it will not increase its ownership of Phoenix beyond 19.9% for two years and to limit its transfer rights. In addition, Intel has the right to have a non-voting observer at Phoenix board meetings.

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                  The technology alliance will strengthen Phoenix's position as a leading independent supplier of system-level software products for PC manufacturers. Phoenix's full product line supports portable systems, desktop systems, server systems, and microprocessor-based hand-held, special-purpose and industrialized devices.

                  Under the technology agreement, Intel will license certain products and technologies from Phoenix, for use on their desktop and server motherboards, including:

         PLUG AND PLAY BIOS - Plug and Play is designed to increase the ease-of-use of the PC through a self-configuring conflict and detection resolution routine. Phoenix authored the Plug and Play BIOS specification with Intel, Compaq and Microsoft.

                         ADVANCED SERVERS - Phoenix's ServerBIOS(TM) enables faster development of file server products with many features specific to a server's unique requirements, such as remote access and control and advanced diagnostics and logging capabilities.

                         UNIVERSAL SERIAL BUS (USB) - Phoenix has been working with industry leaders including Intel, Microsoft, Compaq and National Semiconductor to develop this new standard technique for adding peripherals into a PC -- without the need to open up the PC unit, or fumble with installation software.

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         DESKTOP MANAGEMENT INTERFACE (DMI) - Phoenix has worked closely with
         Intel and other developers to create an industry standard that makes it simpler for PC manufacturers to greatly simplify the technical support process and reduce support costs.

                  Phoenix is a worldwide leader supplying essential software to PC manufacturers. The company's system-level software products, such as PhoenixBIOS(TM), NoteBIOS(TM), PhoenixPICO(TM), PhoenixVIEW(TM), MultiKey(TM) and PhoenixCard Manager(TM), allow PC manufacturers to increase product differentiation, reduce product cycle time to market and reduce internal engineering costs. Capitalizing on its unique position and resources, Phoenix is developing an expanding family of software products, including Phoenix Telephony Suite(TM) and Phoenix MUSE(TM), that increase personal computer functionality and make PCs easier to use. Information on all Phoenix Technologies products is available on the Worldwide Web at: http://www.ptltd.com.

                                      # # #



                  The Phoenix logo is a registered trademark and PhoenixBIOS(TM), NoteBIOS(TM), PhoenixPICO(TM), PhoenixVIEW(TM), MultiKey(TM), PhoenixCARD Manager(TM) ,System Essentials(TM), PhoenixMISER(TM), Phoenix MUSE(TM), and Phoenix Telephony Suite(TM), are trademarks of Phoenix Technologies Ltd. Other trademarks are the property of their respective owners.